TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES RECEIVES WEST RIDGE PHASE I DRILLING PROGRESS REPORT, FAIRBANKS, ALASKA

- SIGNIFICANT GOLD INTERVAL INTERSECTED IN THE FIRST PHASE OF DRILLING -

For Immediate Release: April 28, 2004 Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) wishes to announce that the first six holes of reverse circulation drilling from the company’s 100% owned West Ridge property have been received from Avalon Development Corp., our consultant for the exploration program in Alaska.

Curt Freeman, of Avalon Development Corp., reports that 2,650 feet of reverse circulation drilling was completed between March 16th through April 1st in six reverse circulation drill holes where previous soil, rock and trench results had revealed the presence of significant gold mineralization, all of the holes encountered anomalous gold mineralization. The most significant of the intervals came from hole #4, which returned 35 feet grading 1.68 grams of gold per tonne (0.049 opt) including a 20 foot section that returned 2.2 grams gold per tonne (0.064 opt).

Based on encountering a 35 foot intersection of potentially economic grade gold mineralization in Hole WR04 -04 additional reverse circulation drilling is warranted within the area previously covered by soil auger drilling. Gold mineralization is preferentially hosted in quartzites and quartz mica schists and consists of brecciated zones containing sulfides and polyphase quartz veining. Mineralization is open to expansion in all directions. A budget is to be announced shortly for additional auger drilling, ground geophysics and reverse circulation drilling on the West Ridge Property.

Significant geochemical results from the Phase 1 drill holes at the Old Glory Prospect:

Drill Hole	From ft	To ft	Int. ft	Au ppb	As ppm	Bi ppm	Sb ppm	W ppm	Lithology
WRR0404	395	400	5	2170	6610	-2	46	50	Qtzt
WRR0404	400	405	5	2130	8280	4	47	30	Qtzt, Breccia
WRR0404	405	410	5	2430	10000	-2	61	30	Qtzt, Qtz-ser-schist
WRR0404	410	415	5	2100	10000	-2	56	30	Qtzt, Qtz-ser-schist
WRR0404	415	420	5	1456	10000	4	52	30	Qtzt, Qtz-ser-schist
WRR0404	420	425	5	515	3810	2	32	10	Qtzt, Qtz-ser-schist
WRR0404	425	430	5	969	5420	4	97	30	Qtzt

The Company has recently completed a $1,000,000 financing to complete the exploration on the West Ridge Property.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.